UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09055064

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON (City) NJ (State) 07011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER MASTRIANO 973-928-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE (Address) CLIFTON (City) NJ (State) 07012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 10 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER MASTRIANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

Notary Public

My Commission Expires 6/22/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2008

File No. 8-44141

Robert G. Peters, CPA File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2008 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robert G. Peters, CPA

Robert G. Peters, CPA

Clifton, New Jersey
January 26 2009

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2008

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 77,908	
Prepaid items / deposits	3,250	
Fixed assets net of depreciation	762,020	
Commission receivable	31,716	
Good faith deposit	100,422	
Other clearing accounts	786	
Total Current Assets		976,102

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	3,427	
Loans payable	97,659	
Total Current Liabilities		$101,086
Capital		875,016
Total Liabilities and Capital		$976,102

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2008 through December 31, 2008

Revenues:		
Income-Commissions		$452,055
Income-Non-commission		37,790
		$489,845
Expenses:		
Postage and mailings	$ 2,042	
Rent	29,291	
Periodicals	589	
Transfer costs	2,164	
Management Fees	90,000	
Depreciation & Amortization	54,287	
Equipment Rental	20,083	
Adv & bus promotion	4,994	
Insurance	1,624	
Telephone	1,074	
Data Processing	3,330	
Membership fees and dues	6,195	
Salesmen's commissions	202,592	
Transportation	0	
Continuing education	3,546	
Interest Expense	13,970	
Stationary and supplies	3,559	
Back office expense	64,297	
Professional	7,600	
Repairs and maintenance	3,173	
Utilities	4,237	
Total Expenses		518,647
Net Income (loss)		$(28,802)
		========

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2008

Cash flow from operations:	
Net earnings	$ (28,802)
Adjustments to reconcile net earnings to net cash provided by operating activities	(0)
Changes in assets and liabilities	
Increase in fixed assets	(762,020)
Increase in prepaid items / deposits	(3,250)
Increase in clearing account	(262)
Increase in accounts payable 100,041	
Increase in good faith deposit	(50,359)
Increase in commission receivable	(3,072)
Partner contributions in excess of draw	780,332
Increase / <Decrease> in cash	32,608
Cash at beginning of year	45,300
Cash at end of year	$ 77,908
	=======

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2008 to December 31, 2008

	12/31/2007	12/31/2008
Current assets	$ 124,531	$ 976,102
Current liabilities	(1,046)	(101,086)
Net working capital	$ 123,485	$ 875,016
	==========	==========

Net working capital - Jan. 1	$ 110,593	$ 123,485
Increase (Decrease) in capital		
Equity Jan. 1 - Dec. 31	0	780,333
Income for the period		
Jan. 1 - Dec. 31	12,892	(28,802)
Net working capital-Dec. 31	$ 123,485	$ 875,016
	==========	==========

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2008 through December 31, 2008

Capital January 1, 2008	$ 123,485
Net Income Jan. 1, 2008 through Dec. 31, 2008	(28,802)
Contributions from Jan. 1, 2008 thru Dec. 31, 2008	912,510
Drawings from Jan. 1, 2008 thru Dec. 31, 2008	$(132,177)
Capital December 31, 2008	$ 875,016

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2008

Note 1. For the period January 1, 2008 through December 31, 2008, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2008 at a ratio of .921 to 1. Computed as follows:

Partnership Capital		$ 875,016
Less: Capital deductions		(765,270)
Net Capital before haircuts		$ 109,746
Less: Haircuts on securities:		
Investment securities	$ 0	
Undue concentration	0	
Fail to receive	0	(0)
Net Capital		$ 109,746
Aggregated indebtedness		101,086
AI / NC		.921 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding un-audited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2008

Note 5. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 7. I, Peter Mastriano, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2008, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.

Peter Mastriano

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2011.

END